                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934


FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

COMMISSION FILE NUMBER 0-11688


A.       American Ecology Corporation Retirement Plan and Trust


B.       American Ecology Corporation
         805 W. Idaho Street Suite 200
         Boise, Idaho 83702





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    American Ecology Corporation Retirement Plan


Date: 6/21/2001                     /s/ ROBERT S. THORN
     -------------------            --------------------------------------------

                                    Robert S. Thorn
                                    As Trustee for the Plan

                              FINANCIAL STATEMENTS

                                   ----------

                          AMERICAN ECOLOGY CORPORATION
                       401(k) SAVINGS AND RETIREMENT PLAN
                                    AND TRUST

                                   ----------


                           DECEMBER 31, 2000 AND 1999

TABLE OF CONTENTS


                                                                                                      Page No.
                                                                                                      --------
INDEPENDENT AUDITORS' REPORT ...........................................................                  1

FINANCIAL STATEMENTS

    Statements of Net Assets Available for Benefits.....................................                  2

    Statement of Changes in Net Assets Available
      for Benefits......................................................................                  3

    Notes to Financial Statements.......................................................                  4

SUPPLEMENTAL INFORMATION

    Schedule of Assets Held for Investment Purposes.....................................                 10

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings and Retirement Plan and Trust Boise, Idaho

We have audited the accompanying statements of net assets available for benefits of American Ecology Corporation 401(k) Savings and Retirement Plan and Trust as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balukoff Lindstrom & Co., P.A.
May 31, 2001
Boise, Idaho

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS

                          AND RETIREMENT PLAN AND TRUST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           December 31, 2000 and 1999


                                                                 2000           1999
                                                             ------------   ------------
ASSETS

Investments, at fair value                                   $  9,596,153   $ 10,732,643
                                                             ------------   ------------
Participant loans                                                 480,691        409,186
                                                             ------------   ------------

                               TOTAL ASSETS                    10,076,844     11,141,829
                                                             ------------   ------------

                               LIABILITIES                             --             --
                                                             ------------   ------------

                    NET ASSETS AVAILABLE FOR BENEFITS        $ 10,076,844   $ 11,141,829
                                                             ============   ============



                             See accompanying notes

                   AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS
                          AND RETIREMENT PLAN AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year Ended December 31, 2000


ADDITIONS TO NET ASSETS ATTRIBUTED TO
     Investment income
          Interest                                                                                 $     43,467
          Dividends                                                                                      39,606
                                                                                                   ------------
                                                                                                         83,073


     Contributions
          Employer                                                                                      175,498
          Employee                                                                                      455,067
          Rollover                                                                                      147,549
                                                                                                   ------------
                                                                                                        778,114

                                                                                 TOTAL ADDITIONS        861,187
                                                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
     Net depreciation in fair value of investments                                                    1,019,009
                                                                                                   ------------
     Withdrawals and benefit payments                                                                   907,163
                                                                                                   ------------
                                                                                TOTAL DEDUCTIONS      1,926,172
                                                                                                   ------------

                                                            NET DECREASE IN NET ASSETS AVAILABLE
                                                                                    FOR BENEFITS     (1,064,985)

NET ASSETS AVAILABLE FOR BENEFITS,
     BEGINNING OF YEAR                                                                               11,141,829
                                                                                                   ------------

                                                  NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR   $ 10,076,844
                                                                                                   ============



                             See accompanying notes

NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings and Retirement Plan and Trust ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan.

Effective November 20, 1996, the administrative committee appointed Pinnacle Pension Service as plan administrator and Manulife Financial as record keeper of the plan. In the prior year, Wilmington Trust Company was appointed as the trustee of the Plan. As plan trustee, Wilmington Trust Company has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Employee Contributions

Participants may defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions

The Company contributes a discretionary matching contribution, which is determined by the Employer. For 2000 and 1999, the Company established the discretionary matching contribution for all participants equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. This is a discretionary profit sharing contribution, which is determined by the Company from time to time, and is determined separately for union and non-union participants. Through February 1998, the Company contributed 5 percent of the employees' compensation that is not excess compensation, plus 10 percent of the employees' excess compensation for union employees. These are non-elective contributions. The Company's matching contributions are subject to the vesting schedule detailed below.

Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:

Union Employees (non-elective contributions):

                                                                          Percentage of
           Service                                                        Vested Interest
           -------                                                        ---------------
           1 year                                                                 20%
           2 years                                                                40%
           3 years                                                                60%
           4 years                                                                80%
           5 years or more                                                       100%

Non-Union (non-elective and matching) and Union Employees (matching contributions):

                                                           Percentage of
           Service                                        Vested Interest
           -------                                        ---------------
           1 year                                               20%
           2 years                                              60%
           3 years or more                                     100%

The Plan provides for participants to be 100% vested upon death, permanent disability or the attainment of age 65.

Participant Accounts

Each participant's account is credited with the participant's elective deferral, the Company's discretionary contribution, and the Company's matching contribution. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of equity in each investment fund before allocation. Forfeitures of terminated participant's non-vested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan.

Effective November 20, 1996, the Plan was amended to allow the Company to withdraw any excess forfeitures. As of December 31, 2000 and 1999 the Plan had unused forfeitures of $29,140 and $32,397, respectively. The Plan determined $29,140 of forfeitures was available to be returned to the Company during 2000.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $5,000 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan.

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be 100% vested and nonforfeitable as of the effective date of the Plan's termination.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participants Notes fund to the investment fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 8.5% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

Plan Amendments

As of February 1, 1997 the plan was amended to require an employer contribution equal to five percent of the compensation not in excess of the excess compensation of each union participant who is eligible under the Plan, plus ten percent of such compensation in excess of such union participant's excess compensation. Excess compensation is defined as compensation exceeding the social security taxable wage base in effect at the beginning of the Plan year.

During 1998 the Plan was amended for employer contributions for union employees to match the amount required by the union contract.

On October 1, 2000 the Plan was amended to comply with newly enacted laws. In addition, the following changes to the Plan were made:

    The involuntary lump sum cash out limit was increased to the new maximum allowed by the IRS of $5,000.

    The exception from ERISA's non-assignment and anti-alienation rule created under the Taxpayer Relief Act of 1997 was incorporated into the Plan.

    The New Rule Election under the Small Business Job Protection Act of 1996 allows participants (except those who own more than 5% of the Company stock) to begin minimum required distributions on April 1 of the calendar year following the later of (1) the calendar year in which the employees attain age 70 1/2 or (2) retires.

    October 1, 2000, the entry date was changed from the first day of the quarter to the first day of the month following satisfaction of eligibility requirements.

On February 2, 2001 the Plan was amended effective January 1, 2000 to exclude hardship withdrawals as an eligible rollover distribution in accordance with IRS regulations.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                               December 31,
                                                         -----------------------
                                                            2000         1999
                                                         ----------   ----------
Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.65% as of December 31, 1999)
    maturing on December 31, 1999                        $       --   $    6,880

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.5% to 6.6% as of December 31, 2000
    and 6.65% to 6.75% as of December 31, 1999)
    maturing on December 31, 2000                            29,496       27,355

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.5% to 6.6% as of December 31, 2000
    and 6.65 to 6.75% as of December 31, 1999)
    maturing on December 31, 2001                            52,959       55,926

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.5% to 6.6% as of December 31, 2000
    and 6.75% as of December 31, 1999)
    maturing on December 31, 2002                            25,347          824

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.6% at December 31, 2000
    and 6.75% as of December 31, 1999)
    maturing on December 31, 2003                             1,458        1,358

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.6% at December 31, 2000)
    maturing on December 31, 2004                               758           --

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.8% as of December 31, 2000
    and 6.85% as of December 31, 1999)
    maturing on December 31, 2005                             3,963        3,803

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.8% as of December 31, 2000
    and 6.85% as of December 31, 1999)
    maturing on December 31, 2006                             1,449        1,350

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.8% as of December 31, 2000
    and 6.85% as of December 31, 1999)
    maturing on December 31, 2007                             1,054          980

Guaranteed interest account with interest at
    rate in effect of date of contribution
    (rate of 6.8% as of December 31, 2000
    and 6.85% as of December 31, 1999)
    maturing on December 31, 2008                               524          488

Guaranteed interest account with interest at
    rate in effect at date of contribution
    (rate of 6.8% at December 31, 2000)
    maturing on December 31, 2009                               560           --
                                                         ----------   ----------


                                                         $  117,568   $   98,964
                                                         ==========   ==========

NOTE D - INVESTMENTS

Investments in collective funds are held by the Trustee and are stated at fair value based on quoted market prices. At December 31, 2000 and 1999 investment balances that were individually greater than 5% of total investments were as follows:

           Fund                                                              2000            1999
           ----                                                           -----------    -----------
           Manulife Lifestyle Balanced                                    $   718,452    $   657,933
           Manulife Lifestyle Growth                                        1,864,519      1,892,375
           Manulife Lifestyle Aggressive                                      671,334        685,313
           Manulife Money Market                                              685,217        722,204
           Fidelity Advisor Contrafund                                        524,738        673,171
           T. Rowe Price Science and Technology                               628,346      1,467,266

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on those investments.

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on April 9, 2001 in which the Internal Revenue Service stated that the Plan, as originated, and inclusive of all amendments through December 11, 2000, were in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                            SUPPLEMENTAL INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2000


            (a) (b) Identity of Issue              (c) Description           (d) Cost               (e) Current Value
            -------------------------              ---------------           --------               -----------------
Manulife Lifestyle                                 Conservative                $ **                        $  228,985

Manulife Lifestyle                                 Moderate                      **                            33,806

Manulife Lifestyle                                 Balanced                      **                           718,452

Manulife Lifestyle                                 Growth                        **                         1,864,519

Manulife Lifestyle                                 Aggressive                    **                           671,333

Manulife GICS
Maturing December 31, 2000
 With interest rates of 4.30% to 5.75%                                           **                            29,496

Maturing December 31, 2001
 With interest rates of 4.55% to 6.42%                                           **                            52,959

Maturing December 31, 2002
 With interest rates of 5.26% to 6.90%                                           **                            25,347

Maturing December 31, 2003
 With interest rates of 5.45% to 5.78%                                           **                             1,458

Maturing December 31, 2004
 With interest rates of 6.87%                                                    **                               758

Maturing December 31, 2005
 With interest rates of 5.77% to 5.80%                                           **                             3,963

Maturing December 31, 2006
 With interest rates of 6.05% to 6.60%                                           **                             1,449

Maturing December 31, 2007
 With interest rates of 5.41% to 5.85%                                           **                             1,054

Maturing December 31, 2008
 With interest rates of 5.15% to 6.01%                                           **                               524

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2000


            (a) (b) Identity of Issue              (c) Description           (d) Cost               (e) Current Value
            -------------------------              ---------------           --------               -----------------
Maturing December 31, 2009
 With interest rates of 6.99% to 7.00%                                           **                               560


Manulife Money Market                              Conservative                  **                           685,217

Manulife Short Term                                Vanguard Short Term
Government Fund                                    Federal Fund                  **                             5,201

Manulife High-Quality Bond Fund                    Bonds                         **                            35,270

Manulife Income Fund                               T. Rowe Price
                                                   Spectrum Income Fund          **                            81,367

Manulife High Yield Fund                           Advisor High Yield Fund       **                           103,869

Manulife Diversified Capital Fund                  First Eagle SoGen
                                                   Global Fund                   **                            90,460

Manulife Balanced                                  Balanced Fund                 **                            40,824

Manulife Equity Income Fund                        Stock Fund                    **                            16,502

Manulife Growth & Income Fund                      T. Rowe Price Growth &
                                                   Income                        **                           324,041

Manulife Dividend & Growth Fund                    American Century
                                                   Investments Income &
                                                   Growth                        **                            31,338

500 Index Fund                                     S&P's 500 Index               **                           357,205

Manulife Mid Cap Value Fund                        Mutual Beacon Fund            **                            26,654

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2000


            (a) (b) Identity of Issue              (c) Description           (d) Cost               (e) Current Value
            -------------------------              ---------------           --------               -----------------
Manulife Mid Cap Value Fund                        Weitz Partners Value
                                                   Fund                          **                            35,359

Manulife Value Fund                                Neuberger Berman
                                                   Guardian Trust                **                           145,829

Manulife Small Cap Value Fund                      Franklin Balance Sheet
                                                   Investment Fund               **                            15,767

Manulife Discovery Fund                            Mutual Discovery Fund         **                            35,407

Manulife Social Responsibility Fund                Domini Social Equity
                                                   Fund                          **                           233,337

Manulife Capital Growth                            Stock Fund                    **                           133,850

Manulife Growth Plus                               Stock Fund                    **                           122,639

Manulife Selective Growth                          Stock Fund                    **                            88,865

Manulife Growth Opportunities Fund                 Fidelity Advisor
                                                   Growth Opportunities
                                                   Fund                          **                           455,364

Manulife Large Cap Equity Fund                     MSDW Institutional
                                                   Funds Equity Growth
                                                   Portfolio                     **                           147,333

Manulife Value & Restructuring Fund                Excelsior Value &
                                                   Restructuring Fund            **                            10,507

Manulife Growth Fund                               Fidelity Advisor Large
                                                   Cap Fund                      **                            51,685

Mid Cap Index Fund                                 Growth Fund                   **                               834

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2000


            (a) (b) Identity of Issue              (c) Description           (d) Cost               (e) Current Value
            -------------------------              ---------------           --------               -----------------
Manulife Contra Fund                               Fidelity Contra Fund          **                           524,738

Manulife                                           Templeton

Foreign Fund                                       Foreign Fund                  **                           103,595

Manulife International Stock Fund                  T. Rowe Price
                                                   International Stock
                                                   Fund                          **                            83,538

Manulife Overseas Fund                             Fidelity Advisor
                                                   Overseas Fund                 **                            15,416

Manulife All Cap Growth Fund                       AIM Constellation Fund        **                           201,609

Manulife Select Twenty Fund                        Janus
                                                   Twenty Fund                   **                           237,137

Manulife Enterprise Fund                           Janus
                                                   Enterprise Fund               **                           195,893

Manulife Small Company Stock Fund                  Lord Abbett Developing
                                                   Growth Fund                   **                             9,818

Manulife Small Cap Growth Fund                     Franklin Small Cap
                                                   Growth Fund                   **                            74,983

Manulife Aggressive Growth Fund                    AIM Aggressive Growth
                                                   Fund                          **                           195,291

Manulife Emerging Growth                           Stock Fund                    **                            76,926

                          AMERICAN ECOLOGY CORPORATION
                                 EIN: 95-3889638
                  401(k) SAVINGS AND RETIREMENT PLAN AND TRUST
                                 PLAN NUMBER 003
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                December 31, 2000


            (a) (b) Identity of Issue              (c) Description           (d) Cost               (e) Current Value
            -------------------------              ---------------           --------               -----------------
Manulife Science & Technology Fund                 T. Rowe Price Science
                                                   & Technology                   **                          628,346

Manulife Developing Markets Fund                   Templeton Developing
                                                   Markets Trust                  **                          132,305

Borrower                                           Participant Loans
                                                   8.5%-9.5%                                                  480,691

* American Ecology Corporation                     Common Stock                   **                          207,171
                                                                                ----                     ------------


TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                                       $ **                     $ 10,076,844
                                                                                ====                     ============



*Known party in interest
**Participant directed, therefore, no cost disclosure is necessary.